FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐      No       ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

NATIONAL BANK OF GREECE

PRESS RELEASE

This communication is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities.

Athens, Thursday 15 May 2008

National Bank of Greece announces that the second repeat General Meeting of its shareholders was held today, Thursday, 15 May 2008 at Megaro Mela, Aiolou 93, Athens. The General Meeting convened with a quorum of 36.55% of the Bank’s paid up share capital, i.e. 174,415,638 shares, was attended by 969 shareholders in person or by proxy and adopted the following resolutions:

1.               Approved the payment in cash of a € 0.40 dividend, and the issue of new shares without payment instead of an additional dividend. Specifically, it decided for the shareholders entitled to the dividend to receive four new shares for every one hundred shares of the Bank instead of an additional dividend for the year 2007, with a corresponding amendment to the relevant Article on Share Capital of the Bank’s Articles of Association. Pursuant to the resolution of the Bank’s Annual General Meeting of 17 April 2008, persons entitled to the dividend are the shareholders of the Bank that are registered with the Shareholders’ Register of Hellenic Exchanges Holding S.A. (HELEX) on completion of settlement of the transactions effected by the closing of today’s session of the Athens Exchange (ATHEX).

2.               Authorized the Board of Directors to increase the share capital of the Bank through the issue of common shares with a preemptive right in favour of existing shareholders (pursuant to Article 13 of the Companies Act), within a period of three years as of the date of the said General Meeting resolution and up to the amount that corresponds to 50% of the Bank’s paid up share capital.

3.               Approved the Bank’s share capital increase of up to € 1.5 billion through the issue of redeemable preference shares (pursuant to Article 17b of the Companies Act), to be made available to private investors in the U.S. and/or other overseas markets, with exclusion of the preemptive right in favour of existing shareholders, along with the relevant authorizations. Detailed information on the terms of the issue and on the redeemable preference shares, as set out in the Board of Directors’ report to the General Meeting, is available to shareholders via the websites of the Bank and of the ATHEX.

4.               Amended Article 3 of the Bank’s Articles of Association in line with the provisions of Law 3601/2007.

NATIONAL BANK OF GREECE

This communication is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities.

BOARD OF DIRECTORS’ REPORT TO THE GENERAL MEETING OF SHAREHOLDERS OF 15 MAY 2008 ON THE AGENDA

Increase in the Bank’s share capital up to €1.5 billion through the issue of redeemable preference shares pursuant to Article 17b of the Companies Act 2190/1920, and abolition of the preemptive right in favour of old shareholders, along with the relevant authorizations.

As regards this item on the Agenda, I wish to inform you that the Board of Directors has prepared an ad-hoc report for submission to the General Meeting of Shareholders on the said share capital increase, as provided for by the Companies Act and corporate governance legislation, as follows:

“To the Shareholders,

Ladies and Gentlemen,

The Bank, facing the challenges of the new era of intense competition in, and liberalization of, the banking and investment services market is adopting a new policy with regard to its capital structure so as to leverage the emerging business opportunities effectively.

This communication is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities.

Accordingly, in its meeting of 18 March 2008 the Bank’s Board of Directors, taking advantage of the prospects offered by the new Article 17b of the Companies Act, decided to propose to the Bank’s Annual General Meeting of Shareholders an increase in the Bank’s share capital up to €1.5 billion (“the Proposed Increase”, or “PI”) through the issue of redeemable preference shares with no voting or cumulative dividend rights (“NVS”).

This report has been prepared for the Bank’s shareholders pursuant to Article 13, par. 10 of the Companies Act and to Law 3016/2002, as amended, in view of the proposed abolition, for the reasons explained below, of existing shareholders’ preemptive rights to the NVS to be issued.

The main purpose of the Proposed Increase is to enhance the Bank’s capital adequacy, as the funds to be raised as a result of the PI through the issue of NVS will be included in the Additional Items of the Bank’s Tier I Capital. Accordingly, the PI should significantly strengthen the Bank’s capital adequacy.

Furthermore, the PI will enable the Bank to pursue penetration of a new capital market; the Bank intends to make the NVS, for the most part, available through a public offering to US and/or other major overseas markets. More specifically, current financial conditions allow the Bank to broaden its shareholder and investor base by offering NVS to investors in the US and other international markets. NVS may be represented by American Depository Receipts (ADRs), which will be listed for trading on the New York Stock Exchange. Accordingly, the PI will also allow the Bank to strengthen its international profile, launching a new range of shares in one of the leading international money markets, and concurrently raising funds from a new category of investors.

As regards the key terms of the NVS, we should point out the following:

This communication is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities.

1.             NVS Privileges

The NVS shall be issued with entitlement to a fixed dividend, the level of which will be determined by resolution of the Board of Directors. Furthermore, NVS holders shall be entitled to the said dividend on a preference basis, as the right thereto shall have priority over the right to a dividend on the Bank’s common shares under all circumstances (including the right to a first dividend as per the Companies Act). In any case, however, the rights to NVS dividend are subject to the provisions of article No 44a par. 2 of the Companies Act.

The NVS to be issued shall not be entitled to cumulative dividend and shall not be convertible to common shares. Moreover, they shall entail a preference right to a specific amount from the Bank’s liquidation proceeds.

The said dividend and liquidation proceeds may be paid by the Bank in USD.

2.                                      Redeemable shares

The NVS to be issued shall be redeemable by the Bank. Redemption shall be subject to the provisions and the limitations of the new article 17b of the Companies Act, and the Bank shall be entitled thereto after the lapse of five years from their issue; under extraordinary circumstances, however, such as in the event of a change in the taxation or supervisory framework, the Bank shall be entitled to redeem NVS even before the expiry of the five-year term. Under all circumstances, the exercise of the redemption right shall be subject to the prior consent of the Bank of Greece.

3.             Voting rights

Although the NVS shall be issued without voting rights, they will carry a voting right under specific circumstances provided for by the Companies Act, such as decisions on abolition or restriction of NVS privileges, approval of mergers and certain types of share capital increase of the Bank. In the event that the holders of preference NVS are granted voting rights, their resolutions shall be adopted at a special meeting of shareholders of preference NVS. It is pointed out that

This communication is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities.

decision-making by the said special meeting, where required, is necessary i.e. should such meeting not be held for any reason, such as lack of quorum, a new meeting should be held in order for a resolution to be adopted. Shareholders of preference NVS holding ADRs shall be represented by a large international bank to be appointed as a custodian and granted the appropriate authorizations.

At this point, the following are submitted to the Meeting, as required pursuant to Law No 3016/2002: “the report on the utilization of the proceeds of the previous share capital increase, as well as the guidelines of the Bank’s investment plan along with a provisional implementation schedule”:

The Bank’s last share capital increase was implemented by payment in cash, through the issue of 135,707,764 new common registered shares with pre-emptive rights in favour of existing shareholders, pursuant to the resolution of the GM held on 1 June 2006. € 3,000,498,662.04 of funds were raised as a result of the increase, which was confirmed by the Board of Directors on 7 July 2006, and trading of the new shares on the Athens Exchange commenced on 11 July 2006.

A total of €15,388,713.22, corresponding to a non-allocated balance of former National Real Estate SA funds as at 3 December 2006, is added to the proceeds from the last share capital increase, pursuant to the Bank’s Board of Directors resolution of 25 January 2007. According to the Table of Allocation of the proceeds, audited by Certified Auditors-Accountants, those funds were appropriated during the years 2006 and 2007 as follows:

This communication is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities.

Allocation of proceeds of the share capital increase through payment in cash, with preemptive right in favour of existing shareholders

Use of proceeds (€ millions)	Total proceeds	Total capital allocated 31 Dec. 2006	Capital allocated 1 Jan. 2007- 30 Jun. 2007	Total capital allocated 30 June 2007	Balance

Acquisition of 46% of Finansbank’s ordinary shares	1,855,822,467.44	1,849,598,446.86	6,224,020.58	1,855,822,467.44	0.00

Acquisition of 100% of Finansbank’s founder shares	356,043,262.02	356,043,262.02	0.00	356,043,262.02	0.00

Acquisition of 4% plus 1 share of Finansbank’s ordinary shares	158,029,819.41	0.00	158,029,819.41	158,029,819.41	0.00

Acquisition of Finansbank’s minorities beyond 50%	562,941,750.19	0.00	562,941,750.19	562,941,750.19	0.00

Acquisition of other companies in the Balkans	—	0.00	0.00	—	0.00

Issue expenses	83,050,076.20	83,035,126.20	14,950.00	83,050,076.20	0.00

Total	3,015,887,375.26	2,288,676,835.08	727,210,540,18	3,015,887,375,26	0.00

This communication is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities.

The proceeds of the proposed share capital increase shall be used for the organic growth of the Group’s business and probably for financing acquisitions, should investment opportunities arise. The Group aims to further enhance its presence in East and Southeast Europe and Mediterranean, both in those countries where it already conducts business and in countries presenting growth potential where it is not currently installed. At present the Bank is not in a position to say precisely what the distribution of the said proceeds or the timetable for their allocation will be. The proceeds will strengthen the capital adequacy of the Bank and its Group, which is a precondition for further business growth.

In any event, the Board invites shareholders, before voting on the second item on the agenda, to consider carefully the text of the proposed amendment to the Bank’s Articles of Association regarding the PI, where the features of the NVS are set out in detail.

To conclude, the issue of NVS secures and serves the general corporate interest, since it strengthens the Bank’s capital base and further broadens its international profile.

The Board, having given this matter careful consideration and judging that under the current global and domestic conditions in the capital markets and given the Bank’s current capital structure the issue of NVS will be of benefit to the corporation, proposes that the Bank’s General Meeting of Shareholders a) approve the abolition of the preemptive right on the existing shares (pursuant to Article 13, par. 10 of the Companies Act), in order that NVS be issued through public offering to retail investors in the U.S. and/or other overseas markets, and b) authorize the Board to determine the NVS offer price and preference right, and any matters related to NVS.

Thursday 15 May 2008

Information bulletin

Pursuant to article 4 par. 1d of Law 3401/2005 on the payment of an extra dividend in 2007 in the form of an offering of shares of the same category as those for which the dividend is paid

NBG resolved at its 2nd Repeat General Meeting of 15 May 2008 to pay the dividend in the following manner:

1.               €0.40 in cash and

2.               Issue of new shares without payment instead of additional dividend.

Specifically, the said Meeting resolved that shareholders entitled to the dividend receive 4 new shares for every 100 shares of the Bank instead of additional dividend for the year 2007.

Regarding the €95,339,190 share capital increase through the issue of 19,067,838 new shares decided at the said Meeting, NBG in accordance with article 4 par.1d of Law 3401/2005 informs the public of the following:

•                  Pursuant to the resolution of the Bank’s AGM of 17 April 2008, entitled to receive shares of the Bank as additional dividend are the shareholders of the Bank who are registered with the Shareholder Register of Hellenic Exchanges Holding S.A. (HELEX) on completion of settlement of the transactions carried out by the close of business on the Athens Exchange on 15 May 2008.

•                  Fractional shares, if any, will be paid to the shareholder in cash following the sale of the new shares, and correspond cumulatively to shareholders’ fractional rights.

•                  The new shares will be issued at a price equal to their par value.

•                  The new shares do not incur trading charges.

•                  The dividend in the form of shares is not subject to taxation in Greece.

•                  The new shares should start trading on 2 June 2008, i.e. approximately one week after payment of the dividend, which will take place on 26 May.

As a consequence of the said increase, article 4 of NBG’s Articles of Association will be amended so as to include the changes in the Bank’s share capital and the number of its shares.

The following persons are responsible for the compilation and accuracy of the information contained in this bulletin:

1.               Ioannis Kyriakopoulos, Manager, Financial Management & Accounting Division

2.               Georgios Kalantzis, Deputy Manager, Financial Management & Accounting Division

This information bulletin can be obtained from Bank’s offices in Athens (Eolou 93, Megaro Mela), or viewed on the Bank’s website at www.nbg.gr. If you wish to obtain further information, contact the said offices during working hours at tel. +30 210-3343411, attn. Mr Michael Frousios.

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Increase in share capital through the issue of new shares without payment, instead of additional dividend.

Following the resolution of the 2nd Repeat General Meeting of Shareholders of 15 May 2008 to issue new shares without payment, with beneficiaries those shareholders as at the close of trading on the ATHEX on 15 May 2008, NBG announces that its shares will trade on 16 May 2008 at an adjusted start price.

The said increase will involve the issue of 19,067,838 new registered shares without payment instead of an additional dividend, and the distribution to NBG shareholders of 4 new shares for every 100 old shares.

Accordingly, it is necessary to receive approval from the Athens Exchange for commencement of NBG share trading in tomorrow’s session, a precondition of which is the supply by the Bank of the necessary supporting documentation.

Athens, May 15, 2008

NATIONAL BANK OF GREECE

ANNOUNCEMENT

ANNOUNCEMENT FOR THE BANK’S SHARE CAPITAL INCREASE AND DISTRIBUTION OF NEW SHARES INSTEAD OF AN ADDITIONAL DIVIDEND, WITHOUT PAYMENT.

The Board of Directors of National Bank of Greece S.A. informs investors that the second repeat General Meeting of its Shareholders, held on 15 May 2008, also resolved on the Bank’s share capital increase by € 95,339,190 through the issue of new shares, instead of additional dividend for the year 2007, without payment.  The said share capital increase shall be implemented through the issue of 19,067,838 new common registered shares, of a par value of € 5 each, and their distribution to the shareholders at a ratio of four new for every one hundred old common registered shares.

Pursuant to the said share capital increase, the share capital of the Bank shall stand at € 2,481,331,495, divided into 496,266,299 common shares of a par value of € 5 each.

On 16 May 2008 decision No K2-6137 of the Minister of Development, whereby the amendment to the relevant Article of the Bank’s Articles Association was approved, was filed with the Companies Register. The Board of Directors of the Athens Exchange (ATHEX), at its meeting of 16 May 2008, approved the above new shares’ listing for trading on the ATHEX.

Pursuant to the resolution of the Bank’s Annual General Meeting of 17 April 2008, entitled to the share capital increase are the shareholders of the Bank that are registered with the Shareholders’ Register of Hellenic Exchanges Holding S.A. (HELEX) on completion of settlement of the transactions effected by the closing of the ATHEX session of 15 May 2008. As of the next business day, the Bank’s shares shall be traded on the ATHEX without entitlement to participation in the above share capital increase.  Furthermore, as of the said date, the starting price for the shares’ trading on the ATHEX shall be in accordance with the ATHEX Regulation.

The trading on the ATHEX of the Bank’s 19,067,838 new common registered shares will commence on 23 May 2008. As of the same date, the said shares will be credited to the beneficiaries’ DSS accounts.

For further information, shareholders can, as of 15 May 2008, either request the relevant information bulletin in printed form from NBG’s shareholder information department (Mr M. Frousios, tel: +30 210-3343411) or view the same bulletin on the websites of the Bank and the ATHEX.

Athens, 16 May 2008

THE BOARD OF DIRECTORS

NATIONAL BANK OF GREECE

Announcement Date for 1st quarter 2008 Results

National Bank of Greece will announce 1st quarter 2008 results, for the Bank and the Group, on Wednesday 28 May 2008, at 10:00 am, Greek time (+2:00 GMT). A conference call for the presentation and discussion of the results is scheduled to follow at 17:30pm Greek time the same day.

Athens, 19 May, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 19th May, 2008

Vice Chairman - Deputy Chief Executive Officer